One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
Kaitlin McGrath kaitlin.mcgrath@dechert.com +1 617 728 7116 Direct +1 617 275 8395 Fax

August 7, 2023

John F. Kernan

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Forethought Variable Insurance Trust (the “Registrant”) (SEC File Nos. 333-189870 and 811-22865)

Dear Mr. Kernan:

This letter responds to comments provided on July 7, 2023 in a telephone conference with respect to the Registrant’s annual reports for the period ended December 31, 2022 filed with the Registrant’s Form N-CSR (Accession Nos. 0001104659-23-027460 and 0001104659-23-027457) on March 1, 2023. Summaries of the comments, and the Registrant’s responses thereto, are provided below.

Notes to Financial Statements

1.	Comment: Please confirm that a right of recoupment exists for fees waived and/or expenses reimbursed prior to the change of control at the Adviser on February 1, 2021, which resulted when Global Atlantic Financial Group Limited was acquired by KKR & Co. Inc. If a right of recoupment prior to this date exists, please confirm that this was approved by the Board of Trustees.

Response:         The Registrant confirms that the Adviser retains a right of recoupment for fees waived and/or expenses reimbursed prior to the change of control at the Adviser on February 1, 2021. Pursuant to the currently effective Operating Expenses Limitation Agreements between the Adviser and the Registrant, on behalf of certain of the Registrant’s series, the Adviser retains the right to receive reimbursement for any excess expense payments paid by the Adviser pursuant to each such agreement in future years on a rolling three year basis, which currently covers a period prior to the change of control at the Adviser on February 1, 2021. The Registrant further confirms that the Operating Expenses Limitation Agreements previously effective for any period during the last three years, including the period prior to the change of control at the Adviser on February 1, 2021, provided the same reimbursement right to the Adviser.

The Registrant confirms that all of the currently effective and previously effective Operating Expenses Limitation Agreements discussed above were approved by the Board of Trustees.

August 7, 2023 Page 2

2.	Comment: For funds investing material percentages of their net assets in notional value terms in derivatives and which may also be subject to market and flows volatility during the fiscal year, the current indicative derivate volume disclosure included in the Notes to Financial Statements may not adequately enable users to understand the volume (long and short) of derivatives activity in their portfolios. Please consider enhancing the current disclosure to include additional information and measurement points to assist readers in understanding long and short derivatives activity in their portfolios.

Response:         The Registrant confirms that it will review the derivatives disclosure included in the Notes to Financial Statements section in future shareholder reports and revise to include additional information regarding the Funds’ derivatives activity. The Registrant notes that the Portfolio of Investments section includes detailed information regarding a Fund’s derivatives exposure grouped by derivative type, and with respect to futures contracts, separate tables relating to a Fund’s long and short futures contract positions.

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Please call me at (617) 728-7116 if you have any questions.

Sincerely,

/s/ Kaitlin McGrath
Kaitlin McGrath

cc	Sarah M. Patterson
Trent Statczar
Elizabeth Constant
John V. O’Hanlon
Claire Hinshaw